Filer: Gerdau AmeriSteel Corporation
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: AmeriSteel Corporation
Commission File No. 001-05210

Gerdau AmeriSteel
Order #1361980
February 6, 2003
Start Time: 11:00 a.m.

Operator:               Good morning, ladies and gentlemen. Welcome to the Gerdau AmeriSteel fourth quarter and year end financial results conference call. I would now like to turn the meeting over to Mr. Philip Casey, president and chief executive officer. Please go ahead, Mr. Casey.

Philip Casey:               Thank you, Melissa.

Good morning and welcome to the Gerdau AmeriSteel conference call. This is our first call subsequent to our merger transaction in October. We’ve just passed the three-month milestone, so this is our first quarterly as well as our year end consolidation.

Most of our comments will be reflected on a pro forma basis as we feel that will present the most clarity in terms of what we view as the health and the state of the business.

To begin with, I’d like to make a few comments about our perception of the economic and business environment, and then go into some of the competitive picture and some of the issues on trade.

At this time, I think most of the economists are predicting or projecting that we’re into a slow recovery. From our vantage point, we do not perceive that, but I think it’s a lack of transparency because of other factors that are influencing our market place. I think a notable exception in the trend that people think of as a recovery is in commercial construction. We think that is very soft right now. It is difficult to get a handle on that because of some of the seasonality and weather factors, as well as the holidays, that affected the December quarter. During the holiday season, we did do some production cutbacks to maintain our inventory levels as it appeared that most of the distribution channel was also adjusting their inventory levels on an austerity basis. So the December quarter is not what we think is a good reflection of any indication that there is an economic recovery or that there is any recovery in the commercial construction activity.

It’s somewhat difficult to ascertain the demand in pricing because of this lack of transparency, both on a seasonality basis as well as some of the movements in the raw material scrap. There has been some extreme volatility in scrap raw material cost. Part of that is a reflection on some of the issues in Venezuela that have been a source of scrap substitutes, as well as increased inflated demand in China and other portions of the world steel market. These factors have increased volatility and the price of scrap, and consequently have given rise to some price announcements for our finished products. These price announcements have also generated some hedge buying, which tends to distort the pattern of demand, and as you get some hedge buying by the customers in anticipation of those deal price increases.

In terms of the acceptance of those price increases, we’re seeing a little push-back on rebar, the rebar increase of $15. We think that’s due to some weakness in the seasonal demand is pretty much isolated in the northeast region as well as a little bit in the Florida market where some rebar imports continue to enter. We have had erosion in our metal spread. We’ve got rising scrap cost and we’re now waiting and there’s a little bit of a delay in the announced $15 price increase that would restore some of that metal margin spread between the cost of our raw material scrap and our selling price for rebar in merchant products.

I think overall we would concur with some of the other announcements by our competitors that these are probably the most distressed industry conditions for bar products in many years. From our vantage point on long products, we do not see that the Section 201 safeguard tariffs have had any overall beneficial effect. They have been pretty much a non-event in terms of our product ranges.

To comment on the industry and competitive picture, I think the issue right now is the transitional phase. You have our merger with the Co-Steel entity. You also have the combination of Newcorp [ph] and Birmingham, and you have the announcements of the mergers and acquisitions within the integrated steel arena. I think all of that will eventually lead to a more stable market environment, particularly for long product and bar products, but in the interim the market is waiting and watching, and I think is very apprehensive about the sourcing of their raw materials. The uncertainty of these announcements of the merger will generate some disruption in the communication channels, the pattern between supplier and purchasing agents. So I think the customers and the market place right now are apprehensive about what this implies in terms of their sourcing and their normal pattern of supply of steel products.

Within the mini-metal industry, we continue to have some bankruptcies, several announced this past month. That is I think indicative of the financial liquidity crisis and the crisis of confidence within the capital markets. That is occurring not only within the manufacturing sector, but I think it is affecting the scrap industry as well as the distribution channels to the end customer. When you have virtually a third of your industry in bankruptcy, the capital markets and the banking industry are very reluctant to provide any flexibility and financial liquidity.

As the scrap increase continues and the $15 increase adds on to our selling price, that also generates an inflationary need for additional working capital demand, and that will be a difficult issue for some of the competitors that are strapped for availability of cash.

To comment for a moment about the trade issues and that situation, I think on a global basis we’re seeing a shifting trade flow globally. There is increased demand in China and some of the Asian markets. Overall, there has been some decrease in imports into the US. I think that’s reflective of the higher foreign steel prices that have escalated. It’s also reflective of some of the 201 tariffs on the flatroll products and the weaker dollar in terms of the exchange rate. All of these have continued to impact the ability to plan our production and visualize what the actual outcome will be for the next quarter or for the next year going forward. We have just completed our planning and budgeting process, and immediately we’re seeing escalation in the scrap that was not foreseen just 30 days ago.

The issue with all of these disruptions is the rumours and the psychological impact it has within the market place. It’s very disruptive. The customers are uncertain about taking a position: Should they build inventories? Do they anticipate higher prices coming forward? Exactly how do they plan their business for the year 2003?

As you know, there is considerable political pushback against the 201 safeguard tariffs. There are discussions and letters being written amongst the Congress trying to represent some of the customer classes and there is a mid-term review of the Section 201 tariffs due in September. In anticipation of that, we will be preparing reports to the government as to the status of our consolidation within the industry and what measures our industry has taken during this 201 safeguard relief period.

The exclusion request to the 201 safeguards has been an enormous burden. There have been hundreds of exclusion requests from most of the domestic customers. Each one of those must be addressed by anyone who objects to that exclusion, and that has been a sizable administrative burden in this process.

Last comment I would like to make is in regard to the status of the merger integration. As I indicated, we’re just past the three-month milestone. I think in terms of our positive measures, we now have the management structure in place. We think we have the leadership team. We sense that we need to do some building of our bit strength in terms of mid-level management and the skill sets. We need to reinforce that and rebuild our bench strength, particularly if we intend to continue with any forward acquisitions or growth.

In terms of the administrative systems, we have succeeded in getting all of our metals and our depot and logistics onto one common data base. So if a customer calls in, whether it be an external salesman or an internal sales person, they will be looking at one common data base that reflects the inventory position and the availability as well as the rolling schedules for all ten of our bar mills. We think that is a significant step in terms of presenting the unified one-brand image to the market place and consistent information so that the customer does not see any complications with the merger process.

We think the market acceptance has been very positive. We have fully integrated our sales team and we have designated salesmen in the field, as well as designated internal sales people. So we think the progress in the first three months has been acceptable. We still have work to do in terms of internal communications, team building and beginning to share the best practices amongst our operating locations.

So far at this point in time, it is difficult to give you a report card on the synergies that we anticipated. A lot of that deals with logistical savings. There is some manpower savings on the sales organization. I think we have reduced sales head count by about 15 people and another dozen or so in the management ranks that will provide savings going forward. We think, with the volatility in scrap, the movement in sales prices, it has been difficult to quantify how much improvement we have had as a result of this direct combination within the market place. We think the original forecast of $23 million in synergistic savings from the merger is still a conservative number, but we cannot give you a precise achievement as of the first three month level.

In addressing some of the financial numbers and forecast, I’d like to turn it over now to our CFO Tom Landon.

Tom Landon:                              Thank you, Phil, and welcome to Gerdau AmeriSteel’s fourth quarter and full year conference call.

Let me draw your attention to the fact that you can access Gerdau AmeriSteel’s financial results, as well as supplemental operating and financial information, on our website: www.gerdauAmeriSteel.com.

Also, before beginning, let me draw your attention to the safe harbour provisions in our press release regarding forward looking statements and that EBITDA is a non-GAAP financial measure and is not the only measure. More importantly, let me again point out that these are Gerdau AmeriSteel’s pro forma results as if the companies had been merged on January 1st, 2002, and all numbers that we refer to are in US dollars and according to Canadian GAAP. I’ll be speaking largely to the supplemental operating and financial information that we posted on the website, if you’d like to refer to that.

Earnings in the fourth quarter were $8.5 million, or 4 cents per share. That compares to the third quarter of $12.1 million, or 6 cents per share. The full year was $33.1 million, or 15 cents per share. Included in the fourth quarter earnings is after-tax income of $3.8 million from an insurance settlement. Included in the full year is a net after-tax gain of $1.7 million from the insurance settlement and electrode settlement offset by an investment write-off charge.

Because of the seasonality of our business, the fourth quarter is generally the worst of the year, and June and September quarters are generally the best. Earnings per share assumes 198 million shares outstanding, which will be the case when we complete the share exchange with AmeriSteel 13% minority shareholders later in the first quarter of this year. That will involve about $13 million shares of Gerdau AmeriSteel. So today there’s approximately 185 million shares outstanding.

Total finished steel shipments in the fourth quarter were 1.16 million tons, down from the 1.3 million tons that we shipped in the third quarter, and for the full year we’re at about 5.2 million tons of finished steel shipments. The decrease from the third to the fourth quarter reflects the normal seasonality of the business, particularly in the downstream steel fabricating businesses, where our shipments were down almost 18% from the third quarter. The overall shipment volume decreases explains a large portion of the earnings decline from the third to fourth quarter.

Total finished steel shipments are comprised of all shipments of finished steel from our mills to external customers, plus all shipments of fabricated steel from our downstream steel fabricating facilities to external customers. Almost all of the steel fabricated by our downstream facilities is supplied from our mills.

If you look at the mix of our total finished steel shipments for the quarter, for the December quarter it was largely unchanged from the third quarter. Just to point out what that mix is, about 26% of our shipments are rebar from our mills, about 36% are merchant structurals and special sections, rod accounts for 12%, flatrolled out of our Gallatin joint venture is about 14%, and then our downstream steel fabricating facilities at about 12% of our mix. And I might point out that our downstream side is almost 80% fabricated and epoxy-coated rebar.

Shipments in January so far are actually pretty strong. However, we’re viewing that increase mostly as restocking of low year-end customer inventories rather than a measurable pick-up in market demand. Most of our customers seem fairly pessimistic about the prospects for a strong economic rebound in the first half of this year.

Weighted average selling price of our mill shipments to external customers averaged about $297 per ton in the fourth quarter, and that’s about where we were in the third quarter. For the full year, we averaged $283 per ton. If you look at those price trends in that fourth quarter, they were large downward. Rebar was flat to slightly down, rod was down about $9 a ton, flatrolled was down about $9 a ton. However, merchant structurals and specials were up about $10 per ton, with some of our special sections picking up in the winter time. And also with the mill recovering from a poor product mix in the September quarter and our ability in the transition year to find markets for the Whitby products closer to home and resulting in fairly substantially increased net backs for that product mix.

Industry-wide price increases of $15 per ton on all rebar and merchant bar products have been announced for mid-February. Phil mentioned that earlier. We’re thinking generally — we are seeing some push-back, as he mentioned, but we think that the recent upward pressure on our scrap prices might make those increases hold. Price increases for rod of $15 per ton have been announced for March, and I understand that price increases for beams have recently been announced, and price increases for coal-drawn product, which is a part of our downstream piece, have been announced for early February.

We also think that the upward pricing trends might be supported by declining imports. If you look at December preliminary rebar imports, they were 26,000 tons. I believe that was the lowest monthly level in about three years. Hot-rolled sheet was reasonably contained at a little over 500,000 tons. Rod was a little bit high at 440,000 tons or so, but that happens at the end of each quota quarter. It comes in the first month of the quarter and then kind of trickles down.

Our downstream steel fabricating prices decreased almost $7 a ton. Rebar fabrication has slowed down some this year and margins have compressed, reflecting largely the decline in commercial construction, and we see that compression trend continuing on into 2003.

Scrap charged in the fourth quarter was $94 a ton versus $96 in the September quarter. On purchase price of scrap, I guess during 2002, we saw about a $20 per ton scrap increase from the start of the year until later in the year, and then it declined slightly in October, November and December. When we came back from the holidays on January 1st, we were looking at scrap up $10, and there’s quite a bit of talk that it’ll be up this month and maybe even into March. Currently we’re purchasing scrap in January at around $100 per ton level average mix.

Phil mentioned scrap spreads. Fourth quarter, $203 per ton. That’s up slightly from $201 per ton, and that reflects a little bit of that scrap decline we saw at year end. If you look at scrap spreads by product, what you would see is that by year end, rebar spreads were at near 10-year lows, merchant and structural spreads had done a little better, and by year end they’d come off the 10-year lows that they’d hit earlier in the year. Rod margins deteriorated in the fourth quarter, but they’re still respectable, particularly compared to the extremely depressed conditions over the last several years brought on by excess domestic supply and intense import competition.

Flatrolled margins, most of you are aware of those conditions and I guess my best comment there, it appears that spot pricing is still searching for some type of equilibrium level, given all the consolidation that’s happening around that sector of the industry.

Our mills ran generally well in the fourth quarter. We melted 1.25 million tons versus 1.4 in the third quarter. We rolled 1.2, down slightly from 1.3 in the third quarter. Fourth quarter production decline reflects the normal seasonality of our business. We generally slow down our mills a little bit and adjust production to the lower wintertime demand. That does have a detrimental effect on unit costs and it affected our fourth quarter and will probably carry in here a little bit to the first quarter of 2003.

With the exception of the production slowdown, all of our mills ran generally well in the fourth quarter. We remain heavily focused on cost efficiency and continuous improvement toward world-class benchmarks. EBITDA in the fourth quarter was a little under $40 million versus the $36 in the third quarter. Full year was a little over $175 million. Quarter to quarter again reflects primarily our lower fourth quarter shipment levels.

Please note that the full year EBITDA number includes two non-recurring cash gains totalling $9.2 million, and it does exclude a non-recurring, non-cash charge of $5.8 million.

Operating income for the quarter was $17.1, down consistent with EBITDA from $21.9 million in the third quarter. For the full year, this operating income was $17 per ton of finished steel, reflecting the tight margins on most of our steel bar product lines.

Capex for the combined companies for the full year was a fairly modest $45 million. We anticipate about $75 million of capex in 2003, and that’s still below our anticipated depreciation level of $90 million. The largest capital projects that we currently have planned are new warehouses at the Cartersville and Whitby mills for about $7 million each.

Debt, including the $78 million of convertible sub-debt, totals about $600 million at year end. Our objective is to work that to more modest levels. We’re still expecting to reduce debt by about $60 million in 2003. Senior debt of $520 million represents about a three-times multiple of full-year EBITDA. We will be looking to refinance our maturities that occur in early 2004. We’ll expect that refinancing to take place more likely in the first half of this year rather than the second half, and that effort is underway.

Quarterly interest expense is running at about $10 million and represents about $8 cash interest cost for every finished ton of steel shipped, and that’s fairly competitive in our cash-competitive industry. Please note that the fourth quarter interest expense of $6.5 million includes an interest income credit of about $3 million on an income tax refund.

That concludes my remarks on our pro forma financial performance of Gerdau AmeriSteel, and I’m going to turn it back to Phil Casey for any questions and comments.

Philip Casey:                              Okay. That concludes our prepared comments. Melissa, if you would, we’ll address any questions.

Operator:                              Thank you, Mr. Casey. We will now take questions from the telephone lines. If you have a question, please press 1 on your telephone keypad. If you are using a speaker phone, please lift the handset and then press 1. If at any time you wish to cancel your question, please press the pound sign. Please press 1 at this time if you do have a question. There will be a brief pause while participants register for their questions. Thank you for your patience.

(Pause)

Our first question is from Brett Levy of Royal Bank of Canada. Please go ahead.

Brett Levy:                              Obviously there’s a lot of wood to chop with respect to kind of looking at all the operations you’ve bought. But my guess is that in the long run, there’s more than $23 million in savings that could be addressed here, and given that the economic times are kind of tough, are you guys looking to accelerate some of your cost-cutting plans at this point?

Philip Casey:                              Brett, the $23 million projection that we had at the time of the merger was what we characterized as low-hanging fruit that we could achieve within a six-month time frame, and it related to savings and logistical freight cost by reducing the distance of product movements, rationalizing the rolling schedules for the most appropriate products on each mill, some purchasing savings and the combined purchasing power for scrap and other materials. So the initial slug of $23 million we think could be achieved with no capex.

On a longer term basis, yes, we are optimistic that we will achieve greater synergies and savings in terms of sharing of best practices, benchmarking the best out of the 10 mills. We look at that as a two- to three-year program that will generate lasting value and savings, but it’s hard to quantify how much that’s going to be and exactly when it would occur. So the $23 million we think is kind of the down payment.

Brett Levy:                              All right. And then I guess the market that most mystifies me now is the beam market. It doesn’t look like the three most recent additions to capacity are running near anything near flat out, and yet somehow a price increase has been announced. Can you talk about what you’re seeing in the beam market or the structural market at this point that would explain that?

Philip Casey:                              I can just speculate on my perceptions, and that’s no guarantee. I think the realism is that this has to be addressed in terms of the cost of scrap. Financially, in terms of working capital and just overall earnings performance, I think that’s driving net increase to say that, regardless of market skirmishes, we cannot sell it at a loss position. Initially, some of the pricing was attributed to import foreign fighter pricing. I think that’s no longer the case. I think it’s just a realism that this is no longer the cash cow, yet it cannot be a loss leader in terms of generating adequate margins to cover the cost of producing that steel.

Brett Levy:                              And then last question before I’ll sort of let other folks — I’ll get back in queue, originally, I think the guidance was $60 million in capex for 2003. That’s been upped to $75. Is the delta the new warehouses at Whitby and Cartersville? And I suppose the associated question is, since those mills were really not running well last year, has there been significant improvement in the way they’re running this year?

Philip Casey:                              In terms of the capex — and maybe this is just definitional — we’re looking at a capital budget of $60 million, and about $15 million carryover expenditures from the prior year. So the cash outflow will be out $75 million. What we presented to the board of directors a week or so ago was $60 million in additional budget. So I don’t know if that’s just a definitional issue, but right now we’re looking at $74, $75 million in actual cash flow outlay.

Right now, it’s attractive to make purchases. All of the equipment suppliers are in dire need of business, so it is an attractive time. If you have a need to replace depreciated equipment or improve your operations, now is an ideal time to make that investment in capital equipment.

The second part of your question, Brett, —

Brett Levy:                              Related to how the improvements at Whitby and Cartersville are going.

Philip Casey:                              Tom reminds me the warehouse at Cartersville has been in the works for a year or two. I guess the warehouse at Whitby is a new event. Whitby philosophically had historically used depots — one in Montreal, one in Toronto, one over near Youngstown and one in Chicago — and they transported by rail a lot of their product off of the side of the mill. We’ve adopted a different approach strategically. We would like to only handle the product one time. The market place really does not pay you for that added value of trans-shipment into an intermediate depot, so we wish to build a warehouse at the Whitby location which would alleviate and allow us to dispense with some of the double shipment into a warehouse and back out to the customer.

In terms of the performance of Cartersville and Whitby, I think we’re very pleased with the performance at Cartersville in terms of its continued improvement. It is up around the 300,000 ton level a year. The exciting part about Cartersville is we’re able to make a break-even or slight profit at a very low utilization of the capacity. The melt shop can probably produce a million tons, the rolling mill somewhere in the 6,- to 700,000. So even at a very low utilization rate, it is not a negative cash flow or earnings drain on the organization.

We have done a lot of consulting work with some of the (inaudible) mills that have summer sister equipment in England. We have sent approximately 60 of the workers over to England for two weeks at the (inaudible) mill to pick up ideas and improvements that we can implement. So I think Cartersville is on a very positive trend in terms of improving its processes, improving its hard asset equipment, and we’re optimistic it will be a viable and very low-cost producer because it has such a low break-even point.

In terms of Whitby, that is one of our bigger challenges in terms of getting the management team and the leadership there rebuilding some of the maintenance processes. There is no major equipment improvements needed other than the warehouse, but there are small nickel-and-dime type efficiencies that we can extract in terms of making sure they have the right complement of spare parts, motors and other issues, as well as the training to improve their process improvement.

So right now, there is a lot of focus on Whitby. With the strike at one of the Canadian competitors there, we’ve put out a little more rebar than we have historically. We aim to recapture some of the Canadian rebar market away from the imports. So we’re optimistic that we can build that up to about 700,000 tons this year, and it will be a good contributor to our overall earnings.

So we’re excited about the potential for Whitby, but we understand there is a tremendous amount of details still to be worked out in terms of cost improvements.

Brett Levy:                              All right. Thank you.

Operator:                              Thank you, Mr. Levy. Our next question is from David Martoy of BMO Nesbitt Burns. Please go ahead.

Randy Cousins:                              It’s Randy Cousins. I’ll ask a couple of questions. I guess the first thing is, you guys have a lot of latent capacity or capability. On the other hand, it’s a really lousy market. Last year, using your pro forma numbers, you produced or shipped about 5.2 million tons. So what do you think — practically speaking, given where the market is today, do you actually think you can increase volumes in ‘03, and where do you think you see them going to?

Philip Casey:                              Well, in just our budget projections, we have anticipated an increase of 300,000 tons. That’s (inaudible) basis. That’s picking up some of the rebar market in Canada, that’s some improvement in the production and shipments out of Cartersville where we have — both Whitby and Cartersville are the most unused capacities. When you compare the 5.2 to our total capacity of 6.8, you’ve really got about 38% of unutilized capacity around the circuit, and so even a projection of increasing 300,000 tons this year in a very, very competitive and severe market is an aggressive projection. We’re not giving guidance on that. That’s strictly our internal planning. We think it’s achievable, but it depends on a lot of factors external to just our own operation. It will be a condition of how the market settles down, what happens to some of the bankrupt capacity that is currently in a mothball position, the consolidation of Birmingham and Newcorp. There are any number of market influences that will dictate.

We’re not going to sell at a loss leader. We intend to be responsible and disciplined in our market pricing. We’re not going out to try and buy market share, but we certainly think that we can achieve some market share gains just through the service and quality of our performance.

At the same time, I think the customers are looking for stability in their supplier base. I think they’re becoming more selective and more dependable and reliable on someone that does have the financial staying power to ride out this adverse down cycle.

So that’s as best I can answer. Yes, we intend to increase our volumes, but it will be contingent on the competitive market as well as the overall economic demand.

Randy Cousins:                              Okay. The second question has to do with sort of a two-phase question. You made $31 million EBITDA in the fourth quarter, excluding the sort of one-time recovery for that unusual item. I wonder if you’d give us some sense of how much of the contribution came from Gallatin. And then, secondarily, given what’s happened to commodity hotrolled sheet prices in the last three months with a lot of downward pressure and people talking about $300 a ton for commodity grade hotrolled, some lower, can you hold onto that $31 million EBITDA in the first quarter? How do you sort of see the pattern of EBITDA sort of progressing over the year?

Philip Casey:                              Randy, I’ll turn it over to Tom and I think he can give you a little more affirmative answer on that. Hold on.

Tom Landon:                              Randy, if you look at it in terms of EBITDA, the $175.4 in 2002, Gallatin contributed approximately $45 million of that.

Randy Cousins:                              Okay. And, Tom, can you give me sort of like the fourth quarter? Because again, you guys basically said that hotrolled prices — your average hotrolled price at Gallatin was largely unchanged.

Tom Landon:                              No. I said that hotrolled prices in the December versus the September quarter were down $7 or $8. I don’t have the EBITDA number off the top of my head, but I’ll certainly round up with you and give that to you.

Randy Cousins:                              Okay. So in terms of sort of EBITDA looking forward, so we’ve got hotrolled sheet prices down —

Tom Landon:                              Actually, Randy, now that I remember, it was fairly strong, because October was kind of the peak month on flatrolled prices, and on our share I do know that December was almost $3 million of EBITDA. So it contributed pretty consistent. Of that $45 that it contributed for total 2002, my guess is that it was a pretty strong quarter.

Randy Cousins:                              Okay. So looking forward, if margins are down in the sheet category, can you make it up in line products in the first quarter? Are we looking at sort of Q1 EBITDA down from Q4?

Tom Landon:                              I think you may be looking at that. I think we’re starting off pretty slowly here, and with the scrap increases hitting us obviously before price increases, we’re going to get tight on margins. But we still think overall you’ll get — versus the December quarter, you’re going to get a pretty large volume increase as we work out of the seasonality of our business. That always seems to come to the bottom line fairly strongly. You are right, we are going to look at a little bit tighter margins here on flatrolled, but if the price increases on bars come through, we could make some of that up. So it’s not unrealistic we’ll stay flat to possibly down.

Randy Cousins:                              Okay. Two other issues that obviously are affecting everybody else out there is natural gas prices. I got a little late in the conference so I hope — if you covered this, I apologize, but I wonder if you could give me some sense, are you guys hedged on natural gas, or is that going to be an issue for the first quarter or so?

Tom Landon:               We do a little bit of hedging. I guess overall we don’t view natural gas as a huge exposure for us. We’re in interruptible power contracts and electricity rates are the most critical component of our manufacturing costs. Natural gas I think, of our total manufacturing costs, is maybe $4 or $5 a ton, something like that. So it’s not the end of the world, and we do do some forward coverage, but nothing to a great percentage there.

Randy Cousins:               Last question, then I’ll turn it over. Phil, one of the problems it seems on the import side with long products has been a number of sort of sources where the stuff came from, countries that are exempted because they were developing countries or had some other form of exemption. What do you see happening at the government level in terms of sort of dealing with these sort of wild card players?

Philip Casey:                              I would like to say I see responsiveness, but I don’t. The government, we have petitioned them for inclusion of some of the third world countries in the rebar safeguard tariffs. They have not responded, not indicated. They have initiated discussions, unilateral discussions with specific countries. So I think at this time their approach is to do just a dialogue and warn these countries that they don’t want to take that action, but they are cognizant that the industry is not pleased with their use of this scenario to increase their shipments.

Randy Cousins:                              Okay. That’s it for me. Thanks, guys.

Operator:                              Thank you. Our next question is from J.P. Benson of CIBC World Markets. Please go ahead.

J.P. Benson:                              Good morning, Phil. Good morning, Tom. I’ve got two questions. I certainly would expect stronger shipments in Q1. Can you quantify that at all? Will we be up 10% ballpark versus Q4?

Philip Casey:                              Tom says close to the September quarter level.

J.P. Benson:                              Okay. My second question is more of a strategic one. Gerdau’s traditional business has not been flatrolled steel. Are there currently any discussions about exiting your position in Gallatin?

Philip Casey:                              None.

J.P. Benson:                              And what would make you reconsider that view?

Philip Casey:                              Nothing. We think it is a good asset. It’s well managed, it has a great leadership team, it’s enjoying a profitable market at the present time. It is very education for the Gerdau organization. It gives them entry into technology and a learning process or a learning curve at a very low cost. The only issue that we have is that we must make some determination about the strategic direction for that asset. It has to get more critical mass, it has to get broader products and more down stream, so those are steps that should have been taken years ago, but right now we have some catch up in terms of building up the value of that one asset.

J.P. Benson:                              So is the possibility under consideration that you will grow that business, acquire — I mean, there’s still a lot of — fewer than there were, but still a lot of distressed steel assets out there.

Philip Casey:                              Certainly we will look at any opportunities to create value for the shareholders, and that we think is a good management nucleus that has the potential to be stretched.

J.P. Benson:                              My final question just relates to purchasing synergies. The new company is a bigger company. Have your purchasing costs — I guess the biggest item obviously is scrap. Have they improved at all in the combined entity as a result of your increased clout in the market?

Philip Casey:                              With the rampant escalation and the distortions in the scrap market right now, it’s pretty much a seller’s market. If they don’t get their price domestically, they’re going to ship it offshore. So I can’t say that, by our purchasing clout, timing has come into a situation where that hasn’t created a great deal of value in the short term. We’re conducting dialogue between all of the elements in the scrap buying. We think it’s giving us greater market intelligence and position to understand the market. We’re looking at different avenues and approaches to how we provide for all of our scrap because we will be probably the second or third largest scrap buyer in the country.

So at this point in time, I would say that we have not achieved any significant value savings, but that’s more a reflection of a very heated and expansionary scrap market that has many options right now at premium prices.

J.P. Benson:                              My final question for Tom, just an accounting question. Not that the conversion price on the converts really comes into play any time soon, but just from an accounting perspective, what should we be using as the fully diluted share count?

Tom Landon:                              Well, first, under Canadian GAAP which we file under, the converts are part of equity and not debt. You probably see that stated both ways. We tend to look at it as debt and we don’t look at it as a dilution issue, given the strike price there.

J.P. Benson:                              Okay. It’s been treated different ways over the Co-Steel history, so that’s why I ask.

Tom Landon:                              Yeah, and we view it as debt. Like I say, under Canadian GAAP, it’s part of our book equity, but most other places you’ll see it in our internal view as debt.

J.P. Benson:                              Okay. That’s all for me. Thanks very much.

Operator:                              Thank you. Our next question is from Daniel Opman of (inaudible). Please go ahead.

Daniel Opman:                              Hi. Thank you. There’s been some controversy in terms of people speculating how state spending may be affected this year, given the deficit that they have, and clearly that’s an important contribution for public-sector spending, which even in 2002 was still doing fairly well. I wonder if you have a view, looking at the different components of construction spending, be it public, be it residential, be it non-residential, if you expect to see any growth in those areas or more decline this year.

Philip Casey:                              I think I would lump state and municipal spending into one category. I would anticipate, strictly in some of the states we operate in, a bigger push in terms of educational spending, classrooms and schools. I think roads and bridges will probably be somewhat dropped down in terms of their priorities.

I think the more critical issue for this year and the next five or six years is the renewal of the infrastructure bill, what is called IST. We had a steel trade meeting last week and there was a lot of discussion there about lobbying Congress and the administration to make sure that we get an adequate funding of the IST renewal bill. We think that’s important. It would help to revitalize the economy. So if the economic stimulus package is coming out, we would like to make sure that the infrastructure bill gets its share of that spending.

Daniel Opman:                              Okay. Thanks very much.

Operator:                              Thank you. Our next question is from John Novak of TD Newcrest. Please go ahead.

John Novak:                              Tom, can you just take us through the expectations in timing of how you go about restructuring the debt and what it’ll look like when you’re finished?

Tom Landon:                              I think we’re too early in the process to maybe give you a definitive view of that, and we’re looking at several options. Certainly our thinking is clearly now that there’s going to be a piece in the bank market and there’s going to be a piece if the market holds in the 144A market. But the total amount and the break between those two has not yet been determined.

We’ve got some structural issues. As you know, we still have three separate legal entities with three separate debt packages, and what stays and what goes partly depends on how we in a sense restructure the organization. I think the only comment worth making at this time is I think we’ve got 300 or so US that matures early in 2004, and initially we were thinking maybe put that off until later in the year. I think our current thinking is let’s get out there and get it done in the first half of this year rather than later.

John Novak:                              Okay.

Tom Landon:                              Now, the only other thing I would add is we’ve kind of got a mix of high cost and low cost debt in that current $600 million, and it’s clear that the converts will stay. And then, If you look at the cost of refinancing, our expectation of refinancing, we’re running at about $10 million cash interest expense a quarter, and when you put it all together and look at the refinancing, we think we’re going to come out about break-even. But you shouldn’t see our interest expense noticeably higher and probably not noticeably lower after we get through it.

John Novak:                              Great. Thank you very much.

Tom Landon:                              Okay.

Operator:                                     Thank you. Once again, if you do have a question, please press 1 at this time.

(Pause)

And at this time I’m showing no questions registered. I’d like to turn the meeting back over to Mr. Casey.

Philip Casey:                              Thank you, Melissa.

We appreciate your participation and your interest in Gerdau AmeriSteel. We look forward to continuing our move up the learning curve and we’d be glad to visit with you again at the end of the March quarter. Thank you again.

Security holders are advised to read the Registration Statement/prospectus regarding the business combination transaction referenced in the foregoing information, when it becomes available, and any other relevant documents filed with the SEC by Gerdau AmeriSteel because the documents will contain important information. The Registration Statement/prospectus has been filed with the SEC by Gerdau AmeriSteel. Investors and security holders may obtain a free copy of the Registration Statement/prospectus (when available) and any other document filed with the SEC by Gerdau AmeriSteel at the SEC’s web site at www.sec.gov. The Registration statement/prospectus and such other documents may also be obtained from Gerdau AmeriSteel by making a request to Gerdau AmeriSteel’s offices at 5100 W. Lemon Street, Tampa, Florida 33609, Attention: George Beck, Telephone: (813) 286-8383.